INDOSAT SUCCESSFULLY PRICES US$650 MILLION, 10-YEAR BOND ISSUE IN LARGEST OFFERING BY AN INDONESIAN CORPORATE THIS YEAR

Jakarta, 27 July 2010: PT Indosat Tbk (“Indosat” or the “Company”) (Ticker: ISAT: IDX, IIT: NYSE) is delighted to announce the successful pricing of its US$650 million guaranteed senior notes in the largest offering by an Indonesian corporate to date in 2010. The notes were priced at 99.478 to yield 7.45% and will be issued by Indosat’s wholly-owned subsidiary Indosat Palapa Company B.V.

The 10-year notes are rated Ba1 by Moody’s, BB by Standard and Poor’s and BBB- by Fitch and are expected to settle on 29 July 2010. The offering drew substantial global interest from  institutional and private banking investors.

The notes have a coupon of 7.375% maturing on 29 July 2020. They are non- callable for five years and guaranteed by Indosat. Governed by New York Law, the notes will be listed in Singapore on SGX-ST. Net proceeds from the transaction will be used for refinancing of the Company’s outstanding notes due 2010 and 2012 and for refinancing of other existing debt. Asian investors bought 40% of the notes, US investors 33% and European investors 27%.  In terms of investor type, fund managers bought 70% of the notes, private banks 15%, insurance and pension funds 8%, banks 5% and others 2%.

Mr. Harry Sasongko Tirtotjondro, President Director and Chief Executive Officer of Indosat, commented: “The securing of long-term financing at these attractive rates is a firm sign of the market’s confidence in Indosat. It also ensures that we continue to maintain strong liquidity and will contribute to the continuing financial strength and efficiency of the Company.”

Citigroup Global Markets Limited acted as sole global coordinator on the offering, and also as joint book runners with DBS Bank Ltd, Deutsche Bank AG, Singapore Branch, The Hongkong and Shanghai Banking Corporation Limited and The Royal Bank of Scotland plc.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne,  and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSPA+ technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations

Tel:

62-21-3869615

Fax :

62-21-30003757

Email :

investor@indosat.com

Website:

www.indosat.com

Corporate Secretary

Tel:

62-21-3869614

Fax:

62-21-30003754

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.